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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

SVI Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

784872103

(CUSIP Number)

Robert J. Law, Esq.

ICM Asset Management, Inc.

601 W. Main Ave., Suite 600

Spokane, WA 99201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

ICM Asset Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) __AF__

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization __WA__
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 6,527,422
9. Sole Dispositive Power
10. Shared Dispositive Power 6,527,422

11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,527,422

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 15.81%

14. Type of Reporting Person (See Instructions)

__CO___

__IA____

________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

James M. Simmons

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) __AF__

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization _USA__
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 6,527,422
9. Sole Dispositive Power
10. Shared Dispositive Power 6,527,422

11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,527,422

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 15.81%

14. Type of Reporting Person (See Instructions)

__IN____

________

________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Koyah Ventures, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) __AF__

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization __DE__
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 6,243,972
9. Sole Dispositive Power
10. Shared Dispositive Power 6,243,972

11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,243,972

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 15.57%

14. Type of Reporting Person (See Instructions)

__OO___

________

________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Raven Ventures, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) __AF__

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization __DE__
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power _____
8. Shared Voting Power 123,843
9. Sole Dispositive Power _____
10. Shared Dispositive Power 123,843

11. Aggregate Amount Beneficially Owned by Each Reporting Person 123,843

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.33%

14. Type of Reporting Person (See Instructions)

__OO___

________

________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Koyah Leverage Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) __X__

3. SEC Use Only

4. Source of Funds (See Instructions) __WC__

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization __DE__
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power _____
8. Shared Voting Power 4,933,253
9. Sole Dispositive Power _____
10. Shared Dispositive Power 4,933,253

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,933,253

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.17%

14. Type of Reporting Person (See Instructions)

__PN___

________

________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Brian Cathcart

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) __PF__

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization __USA__
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 50,735
8. Shared Voting Power _____
9. Sole Dispositive Power 50,735
10. Shared Dispositive Power _____

11. Aggregate Amount Beneficially Owned by Each Reporting Person 50,735

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.13%

14. Type of Reporting Person (See Instructions)

___IN___

________

________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Nigel M. Davey

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) __PF__

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 19,250
8. Shared Voting Power _____
9. Sole Dispositive Power 19,250
10. Shared Dispositive Power _____

11. Aggregate Amount Beneficially Owned by Each Reporting Person 19,250

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.05%

14. Type of Reporting Person (See Instructions)

___IN___

________

________

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of SVI Solutions, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 5607 Palmer Way, Carlsbad, CA 92008.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a), (b) and (c). This statement is filed jointly by ICM Asset Management, Inc. ("ICM"), James M. Simmons, Koyah Ventures, LLC ("Koyah"), Raven Ventures, LLC ("Raven"), Koyah Leverage Partners, L.P. ("Koyah Leverage"), Brian Cathcart and Nigel M. Davey (collectively, the "Reporting Persons"). The principal place of business of ICM, Mr. Simmons, Mr. Cathcart, Koyah and Koyah Leverage is 601 W. Main Ave., Suite 600, Spokane, WA 99201. The principal place of business of Raven and Mr. Davey is 601 W. Main Ave., Suite 1118, Spokane, WA 99201. ICM is a Washington corporation and registered investment adviser, the principal business of which is investment management. Each of Koyah and Raven is a Delaware limited liability company, and the principal business of each is to serve as the general partner of investment limited partnerships. ICM serves as the investment adviser to those limited partnerships. Koyah is the general partner of Koyah Leverage. Mr. Simmons is President of ICM and Manager of Koyah and Raven. As such, he is the principal owner and controlling person of those entities, and such activities constitute his principal occupation. Mr. Davey is a member and officer of Raven. Such activities constitute his principal occupation. Mr. Cathcart is an officer and minority shareholder of ICM. Such activities constitute his principal occupation. Mr. Simmons and Mr. Cathcart are United States citizens. Mr. Davey is a citizen of the United Kingdom.

(d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows (but see Note 4 below):

Purchaser	Source of Funds	Amount
ICM	AF(1)	$ 2,845,470
Koyah	AF (2)	$ 3,716,499(3)
Raven	AF (2)	$ 125,000
Koyah Leverage	WC	$ 2,910,699
Mr. Cathcart	PF	$ 25,000
Mr. Davey	PF	$ 29,250

(1) The funds used came from accounts of ICM's investment advisory clients.

(2) The funds used came from the working capital of investment limited partnerships of which Koyah or Koyah and Raven are the general partners.

(3) Includes $125,000 from investment limited partnerships of which Raven is also general partner shown below, and funds of Koyah Leverage shown below.

(4) Of the Stock beneficially owned by the Reporting Persons, 2,941,176 shares were purchased pursuant to that certain Common Stock Purchase Agreement (the "Agreement") entered into on December 22, 2000, between the Issuer and certain of the Reporting Persons, among others. That Stock was purchased in closings that occurred on December 22, 2000, January 11, 2001 and February 13, 2001 (the "Closings").

In connection with the Agreement, the Issuer issued to the Reporting Persons warrants (the "Warrants") representing the right to purchase one-half share of Stock per each share of Stock purchased by the Reporting Persons pursuant to the Agreement. Each Warrant is currently exercisable and expires two years from the date of the Closing at which it was issued. The Warrants are subject to earlier expiration, however, and the exercise price of the Warrants is subject to adjustment, upon the occurrence of certain events. The Warrants represent 1,470,588 shares of the Stock beneficially owned by the Reporting Persons.

On the date of the Agreement, the Issuer and the Reporting Persons who are parties to the Agreement, among others, entered into a Investors' Rights Agreement (the "Investors' Rights Agreement") with respect to the Stock purchased pursuant to the Agreement. Of the Stock beneficially owned by the Reporting Persons, 661,765 shares are represented by warrants issued without additional consideration under the terms of the Investors' Rights Agreement, which warrants are currently exercisable.

On May 31, 2001, and June 14, 2001, the Issuer issued to certain of the Reporting Persons Convertible Promissory Notes (the "Notes") in the principal amounts of $1,000,000 and $250,000, respectively. The Notes are convertible at any time into 740,741 and 185,185 shares of Stock, respectively, at an exercise price of $1.35 per share. The Notes became payable on August 30, 2001. They have not yet been repaid or converted, however. In connection with the issuance of the Notes, the Issuer issued to the Reporting Persons that purchased the Notes warrants to purchase 250,000 and 62,500 shares of Stock, respectively. The exercise price of those warrants is $1.50 per share and they expire on May 30, 2004 and June 13, 2004, respectively.

Item 4. Purpose of Transaction

Recently, the Chief Executive Officer and Chief Financial Officer of the Issuer resigned. Mr. Simmons and other representatives of ICM have had discussions with members of the Issuer's Board of Directors and with other shareholders regarding the departure of those officers and the future direction of the Issuer. Mr. Simmons and other representatives of ICM may in the future have additional discussions with senior management of the Issuer concerning various operational and financial aspects of the Issuer's business. Mr. Simmons and other representatives of ICM may also have future discussions with other shareholders concerning various alternative ways of maximizing long-term shareholder value. In addition, the Reporting Persons may solicit indications of interest from potential purchasers of the Issuer and may retain an investment banking firm to assist them and to explore ways of maximizing long-term shareholder value.

The Reporting Persons intend continuously to review their investment in the Issuer and may in the future change their present course of action. The Reporting Persons may determine to acquire additional Stock or to dispose of all or a portion of the Stock they now own or may hereafter acquire. In reaching any decision as to their investment, the Reporting Persons will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer (including, but not limited to, actions of the Board of Directors and management of the Issuer), other investment opportunities available to the Reporting Persons, developments with respect to the other investments of the Reporting Persons, general economic conditions, and money and stock market conditions.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Reporting Person at the date hereof is reflected on that Reporting Person's cover page.

The Reporting Persons effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the Reporting Persons since August 20, 2001:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
Koyah	N/A (1)	8/20/01 (2)	72,544	N/A (1)
Koyah Leverage	N/A (1)	8/20/01 (2)	58,035	N/A (1)
Brian Cathcart	N/A (1)	8/20/01 (2)	735	N/A (1)
Nigel Davey	N/A (1)	8/20/01 (2)	250	N/A (1)
Koyah	N/A (1)	9/19/01 (3)	72,544	N/A (1)
Koyah Leverage	N/A (1)	9/19/01 (3)	58,035	N/A (1)
Brian Cathcart	N/A (1)	9/19/01 (3)	735	N/A (1)
Nigel Davey	N/A (1)	9/19/01 (3)	250	N/A (1)
Koyah	N/A (1)	10/19/01 (4)	72,544	N/A (1)
Koyah Leverage	N/A (1)	10/19/01 (4)	58,035	N/A (1)
Brian Cathcart	N/A (1)	10/19/01 (4)	735	N/A (1)
Nigel Davey	N/A (1)	10/19/01 (4)	250	N/A (1)

(1) These shares are represented by warrants issued without consideration pursuant to the terms of the Investors' Rights Agreement.

(2) These warrants accrued on August 20, 2001 under the terms of the Investors' Rights Agreement, but actually were issued in September 2001.

(3) These warrants accrued on September 19, 2001 under the terms of the Investors' Rights Agreement, but actually were issued in October 2001.

(4) These warrants accrued on October 19, 2001 under the terms of the Investors' Rights Agreement, but have not yet been issued.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to an Investment Management Agreement entered into with respect to each such client, ICM is the investment adviser to investment limited partnerships of which Koyah and Raven are the general partners and to other client accounts. Such agreement provides ICM the authority, among other things, to invest the funds of those clients and partnerships in the Stock, to vote and dispose of Stock and to file this statement on behalf of those clients and partnerships. Pursuant to the Agreement of Limited Partnership with respect to each of those partnerships, as the general partner, Koyah and/or Raven, as the case may be, is entitled to allocations from the capital accounts of investors in that partnership based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

B. SVI Holdings, Inc. Common Stock Purchase Agreement dated as of December 22, 2000.

C. Exhibit A to Common Stock Purchase Agreement, Form of Initial Warrant to Purchase Common Stock of SVI Holdings, Inc.

D. SVI Holdings, Inc. Investor's Rights Agreement dated as of December 22, 2000.

E. Exhibit A to Investors' Rights Agreement, Form of Registration Warrant to Purchase Common Stock of SVI Holdings, Inc.

F. Convertible Promissory Note from SVI Solutions, Inc. in the amount of $150,000 dated May 31, 2001 payable to the order of Koyah Partners, L.P.

G. Convertible Promissory Note from SVI Solutions, Inc. in the amount of $100,000 dated May 31, 2001 payable to the order of Koyah Community Partners, L.P.

H. Convertible Promissory Note from SVI Solutions, Inc. in the amount of $750,000 dated May 31, 2001 payable to the order of Koyah Leverage Partners, L.P.

I. Exhibit A to Convertible Promissory Notes dated May 31, 2001, Form of Warrant to Purchase Common Stock of SVI Solutions, Inc.

J. Convertible Promissory Note from SVI Solutions, Inc. in the amount of $37,500 dated June 14, 2001 payable to the order of Koyah Partners, L.P.

K. Convertible Promissory Note from SVI Solutions, Inc. in the amount of $25,000 dated June 14, 2001 payable to the order of Koyah Community Partners, L.P.

L. Convertible Promissory Note from SVI Solutions, Inc. in the amount of $187,500 dated June 14, 2001 payable to the order of Koyah Leverage Partners, L.P.

M. Exhibit A to Convertible Promissory Notes dated June 14, 2001, Form of Warrant to Purchase Common Stock of SVI Solutions, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2001

ICM ASSET MANAGEMENT, INC. By: Robert J. Law Vice-President	KOYAH VENTURES, LLC By: Robert J. Law Vice-President
RAVEN VENTURES, LLC By: James M. Simmons Manager	KOYAH LEVERAGE PARTNERS, L.P. By: Koyah Ventures, LLC By: Robert J. Law Vice-President
James M. Simmons
Brian Cathcart	Nigel M. Davey

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of SVI Solutions, Inc.. For that purpose, the undersigned hereby constitute and appoint ICM Asset Management, Inc., a Washington corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: November 1, 2001

ICM ASSET MANAGEMENT, INC. By: Robert J. Law Vice-President	KOYAH VENTURES, LLC By: Robert J. Law Vice-President
RAVEN VENTURES, LLC By: James M. Simmons Manager	KOYAH LEVERAGE PARTNERS, L.P. By: Koyah Ventures, LLC By: Robert J. Law Vice-President
James M. Simmons
Brian Cathcart	Nigel M. Davey